Filed pursuant to Rule 433
April 23, 2007
Relating to
Preliminary Prospectus Supplement dated April 23, 2007 to
Prospectus dated May 8, 2006
Registration Statement No. 333-133908
Kimco Realty Corporation
Pricing Term Sheet

Issuer:	Kimco Realty Corporation

Size:	$300,000,000 5.70% Senior Notes due 2017

Maturity:	May 1, 2017

Coupon:	5.70%

Price to Public:	99.984%

Yield to Maturity:	5.702%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	4.625% due February 15, 2017

Benchmark Treasury Yield:	4.652%

Interest Payment Dates:	May 1 and November 1, commencing on November 1, 2007

Redemption Provisions/Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points

Settlement:	April 26, 2007

CUSIP:	49446RAH2

Ratings:	Baa1 by Moody’s Investors Service, Inc. and A- by Standard & Poor’s Ratings Services
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Banc of America Securities LLC toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or UBS Securities LLC toll free at 1-888-722-9555, ext. 1088. You also may e-mail a request to dg.prospectus_distribution@bofasecurities.com.